UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*



       STREAMLOGIC CORPORATION (formerly Micropolis Corporation)
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                           (Name of Issuer)


              Common Stock, Par Value $1.00 per Share
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                  (Title of Class of Securities)

                             594907107
                    --------------------------
                          (CUSIP Number)

       Richard C. Perry, 2635 Century Parkway, N.E., Suite 1000,
                Atlanta, GA 30345, (404) 321-5347
- -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           May 30, 1996
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 594907107                             Page 2 of 5 Pages


1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      RICHARD C. PERRY


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                 (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      NOT APPLICABLE


5 CHECK BOX IF CLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

      349,500


8     SHARED VOTING POWER


9     SOLE DISPOSITIVE POWER

      349,500


10    SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      349,500


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.25%


14    TYPE OF REPORTING PERSON*

      IN




Item 1.    Security and Issuer

     The class of securities to which this amended Schedule 13D relates is the common stock, par value $1.00 per share (the "Stock"), of StreamLogic Corporation, a Delaware corporation (the "Company"), whose address is:

          21211 Nordhoff Street
          Chatsworth, California  91311


Item 2.    Identity and Background

           a.    Richard C. Perry (the "reporting person").

           b. Business Address: 2635 Century Parkway, N.E., Suite 1000, Atlanta, Georgia 30345.

           c. President, Perry & Co. (an insurance premium finance management company), 2635 Century Parkway, N.E., Suite 1000, Atlanta, Georgia 30345.

           d. The reporting person has never been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           e. The reporting person is not and has never been subject to any judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration

           Not applicable.


Item 4.    Purpose of Transaction

           The Stock acquired by the reporting person (as previously reported) was purchased for investment purposes. The reporting person has determined to reduce his holdings of the Stock. The reporting person may make additional purchases or may dispose of some or all of the Stock owned by him in the future in amounts and at times which have not been determined. The reporting person has no present plans with regard to the Company other than as an investor in the Stock.


Item 5.    Interest in Securities of the Issuer

           a. The reporting person is presently the beneficial owner of 349,500 shares of the Stock (believed by the reporting person to represent 2.25% of the presently issued and outstanding shares of the Company's common stock).

           b. The reporting person has sole voting power and sole power to dispose or direct the disposition of and sole right to receive dividends from or proceeds from the sale of the Stock.

           c. All shares beneficially owned by the reporting person were acquired in open market transactions as previously reported.

           d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

           e.    Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to the securities of the Company.


Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Amendment No. 2.


                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    June 3, 1996
- ----------------------
       Date

                                             /s/  Richard C. Perry
                                      -----------------------------------
                                                    Signature

                                           Richard C. Perry, Chairman
                                      -----------------------------------
                                                     Name/Title